DEVONSHIRE RESOURCES LTD.

Interim Financial Statements
For the Third Quarter ended
March 31, 2008
Management Discussion and Analysis

General

The purpose of this Management Discussion and Analysis ("MD&A") is to explain management's point of view on Devonshire Resources Ltd.'s (the "Company") past performance and future outlook. This report also provides information to improve the reader's understanding of the interim financial statements and related notes, and should therefore be read in conjunction with the financial statements of the Company and notes thereto for the third quarter ended March 31, 2008. Additional information on the Company is available on SEDAR and at the Company's website, www.devonshireresources.com. The date of this MD&A is May 26, 2008.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results. The risks, uncertainties and other factors that could influence actual results are described in the "Risks and Uncertainties" section of this report. The forward looking statements contained herein are based on information available as of May 26, 2008.

Nature of Business

The Company was incorporated on February 6, 2004 under the name TCH Minerals Inc. The Company changed its name to Ripple Lake Diamonds Inc. on July 26, 2004 and has recently consolidated its share capital on a ten for one basis and on October 10, 2007 the Company's consolidated shares were called for trading under the name of Devonshire Resources Ltd. The Company is engaged in resource exploration and has two diamond exploration projects at the present time; the TCH Diamond Project in Ontario and the KMD Project in Nunavut. The Company's long range objective is to locate and develop economic resource projects.

Results of Operations

The Company's net loss for the nine month period ended March 31, 2008 was $220,866 compared to a net loss of $237,863 for the same period ended March 31, 2007. These losses resulted in a net loss of $0.048 per share for the nine months ended March 31, 2008 compared to a net loss of $0.066 per share for the same period ended March 31, 2007.

The operating and administration expenses for the nine month period ended March 31, 2008 amounted to $222,853 compared to $241,282 for the same period ended March 31, 2007. Comparatively, the major expenses for the 2008 nine month period were $45,000 in management fees compared to $53,360 in the 2007 period and professional fees in the amount of $85,700 compared to $92,418 in the previous year. Another major difference in the expenses for 2008 compared to 2007 was $43,080 in investor relations expenses for the nine month period ended March 31, 2007 and only $3,138 for the nine month period ended March 31, 2008.

The Company's projects are at the exploration stage and have not generated any revenues.

Summary of Quarterly Results

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Three Months Ended	Mar 31, 08	Dec 31, 07	Sep 30, 07	Jun 30, 07
	$	$	$	$
Total Revenue	929	489		326
Net Loss	(95,499)	(89,376)	(36,921)	(50,178)
Loss per share-basic and diluted	0.02	0.02	0.01	0.02

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Three Months Ended	Mar 31, 07	Dec 31, 06	Sep 30, 06	Jun 30, 06
	$	$	$	$
Total Revenue	493	1,124	1,802	1,151
Net Loss	(83,338)	(84,818)	(69,707)	(266,892)
Loss per share-basic and diluted	0.02	0.02	0.02	0.08

Exploration Activities

During the nine month period ended March 31, 2008, the Company conducted $4,230 in exploration activities on its mineral properties, the value of which increased to $5,007,227 compared to $5,001,732 at March 31, 2007.

The KMD Project, Nunavut

The KMD property is located approximately 960 km east-northeast of Yellowknife, NWT and 770 km east of Canada's first producing diamond mine, the Ekati mine, operated by BHP Billiton. The property comprises approximately 151,000 acres in an area undergoing active exploration by all of the leading diamond exploration companies.

The Company has an option to acquire a 100% interest in the Brown Lake property, representing approximately 32,300 acres, located in the territory of Nunavut (the "Option"). As at 30 September 2007, management believes the Company had fulfilled all of the requirements of the Option and attempted to exercise the Option by giving notice of exercise to the optionor and by concurrently issuing 40,000 common shares of the Company's stock to the optionor. The optionor took the position that there were defaults with respect to the Option Agreement and gave notice to the Company that the Option Agreement was terminated. The Company's position is that it had completed, under the explicit direction and supervision of the optionor's sole principal, the work programs required to satisfy the Option Agreement. The Company had therefore earned a 100% interest in the Brown Lake property, subject to a royalty equal to 3% of gross revenue from the sale of diamonds mined from the property.

The dispute between the Company and the optionor in regards to the Option Agreement and the Brown Lake property led to the Company launching proceedings in the Supreme Court of British Columbia and on October 11, 2007 a statement of claims was filed. On 13 March 2008, the Company announced that it had reached a settlement agreement with the optionor and its sole principal. As a result of this settlement agreement, the Company has been granted a 100% interest in the 15 claims that comprise the Brown Lake property. The Company's interest in the Brown Lake property is subject to a royalty obligation equal to 3% of gross revenue from the sale of diamonds mined from the property. The Company may, at any time before December 11, 2011, purchase one-third of the 3% royalty for a purchase price of $1,000,000 and an additional one-third of the royalty for an additional $1,000,000.

Certain mineral claims that were originally staked on behalf of the Company and are contiguous to the Brown Lake property, totalling 70 claims and 116,298 acres, will be re-registered in the Company's name. These contiguous mineral claims are wholly owned by the Company and are not subject to any royalty obligation.

During the nine month period ended March 31, 2008, the Company expended $1,050 (2007: $75,410) in deferred exploration costs related to the KMD property. The major deferred expenses for the nine month period ended March 31, 2007 were property acquisition and staking costs of $42,000, assessment fees of $18,525 and geological costs in the amount of $14,885.

The TCH Diamond Project, Ontario

The TCH Diamond Project lies within the Superior Province of the Canadian Shield. Stable Continental cratons like the Canadian Shield host the known diamond producing regions around the world, in South Africa, Russia and now Canada, following the discovery of diamonds in the Lac de Gras area of the Northwest Territories in 1991 and the subsequent development of the Ekati Mine, by BHP Billiton and Dia Met Minerals, and the Diavik Mine by RTZ and Aber Resources. The TCH property is approximately 30 km west of Marathon, Ontario which is serviced by the Trans-Canada Highway and a small airport.

The Company has a 100% interest in 21 claims, totaling 414 units or approximately 6,624 ha, located mostly in Killala Township. The Company has retained A.C.A. Howe International Limited, mining and geological consultants, to supervise and conduct a minimum 1,500 metre diamond drilling program which got underway in April, 2008.

During the nine month period ended March 31, 2008, the Company expended $3180 (2007: $44,902) in deferred exploration costs related to the TCH property. The major deferred expenses for the nine month period ended March 31, 2007 were property acquisition and staking costs of $37,000 and geological costs in the amount of $7,902.

Liquidity and Capital Resources

The Company has no known mineral resources and is not in commercial production on any of its properties and accordingly, the Company does not generate cash from operations. The Company finances development and exploration activities by raising capital from equity markets from time to time.

As at March 31, 2008 and 2007 the Company's liquidity and capital resources are as follows:

	Mar. 31, 2008 $	Mar. 31, 2007 $

Cash and receivables	194,694	30,469
Prepaid expenses	121,950	-
Total current assets	316,644	30,469
Payables and accrued liabilities	19,846	984
Loans payable	-	-

The Company's operations consist of acquisition, maintenance and exploration of mining properties, including actively seeking joint venture partners to assist with exploration funding. The Company's financial success will be dependent in the extent to which it can discover new mineral deposits. The Company will require additional equity investment in the near future to fund its exploration activities and for working capital.

On December 18, 2007 the Company closed a non-brokered private placement of 2.4 million units at $0.21 per unit to raise gross proceeds of $540,000. Each unit was comprised of one common share and one share purchase warrant which will be exercisable at $0.28 per share until December 18, 2009. A finders fee of 7% of the gross proceeds was paid in shares totalling 137,200.

Contractual commitments

The Company is committed under a management contract with the President for $5,000 per month.

Off balance sheet arrangements

The Company has no off balance sheet arrangements.

Related party transactions

During the quarter ended March 31, 2008 the Company incurred $22,000 (2007: $24,000) in management and consulting services rendered by the directors and officers and $4,060 (2007: $5,850) in deferred mineral property expenditures to a company controlled by an officer and director of the Company.

These transactions are in the normal course of operations and are measured at the exchange amounts established and agreed to by the related parties.

Risks and uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of exploration, the following risks factors, among others, should be considered.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain economically recoverable reserves and, therefore, does not generate any revenues from production. The recovery of expenditures on mineral properties and the related deferred exploration expenditures are dependent on the existence of economically recoverable mineralization, the ability of the Company to obtain financing necessary to complete the exploration and development of the mineral properties, and upon future profitable production, or alternatively, on the sufficiency of proceeds from disposition. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful.

Since the Company does not generate any revenues from production, it may not have sufficient financial resources to undertake by itself all of its planned mineral acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities, such as common shares. The Company will need to continue its reliance on sale of such securities for future financing, which may result in dilution to existing shareholders. In addition, the amount of additional funds required may not be available under favourable terms, if at all, and will depend largely on the market conditions.

Change in accounting policy

The Company did not make any changes to its accounting policies during the quarter ended March 31, 2008.

Critical Accounting Estimates

A detailed summary of the Company's significant accounting policies is included in Note 2 to the unaudited interim financial statements for the third quarter ended March 31, 2008.

Disclosure of outstanding share data

At May 26, 2008 the Company had 6,188,768 common shares outstanding. The Company also has 170,000 incentive stock options that are exercisable into that same number of common shares of the Company. In addition, there are 2,480,000 warrants outstanding that are exercisable into that same number of common shares of the Company.